UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2021, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble
International Stock
Ownership Plan

Financial Statements as of June 30, 2021 and 2020,
and for the Years Ended June 30, 2021, 2020,
and 2019, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2021 and 2020	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2021, 2020, and 2019	3

Notes to Financial Statements as of June 30, 2021 and 2020, and for the Years Ended June 30, 2021, 2020, and 2019	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and The Board of Directors of The Procter & Gamble Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2021 and 2020, the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2021 and 2020, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
September 28, 2021

We have served as the auditor of the Plan since at least 2000; however, an earlier year could not be reliably determined.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2021 AND 2020

	2021	2020

ASSETS:
Cash	$ 13,317,027	$ 18,370,548

Investments — at fair value:
The Procter & Gamble Company common stock —
678,798 shares (cost $50,849,017) at June 30, 2021
10,725,715 shares (cost $874,021,815) at June 30, 2020	91,590,214	1,282,473,743

Receivables:
Participant contributions	288,700	7,610,317
Employer contributions	210,201	3,440,948

Total receivables	498,901	11,051,265

Total assets	105,406,142	1,311,895,556

LIABILITY — Benefits payable	538	650,380

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 105,405,604	$ 1,311,245,176

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2021, 2020, AND 2019

	2021	2020	2019
ADDITIONS:
Contributions:
Participant contributions	$ 106,005,893	$ 100,003,884	$ 94,317,654
Employer contributions	44,789,861	41,963,005	39,681,985

Total contributions	150,795,754	141,966,889	133,999,639

Net investment income:
Increase (decrease) in unrealized
appreciation of investments	(367,710,731)	34,472,240	303,886,046
Realized gain from The Procter &
Gamble Company common stock sold	505,923,610	75,592,054	64,686,112
Realized gain from The J.M. Smucker
Company common stock sold	-	172,827	81,674
Dividends from The Procter &
Gamble Company common stock	16,509,028	26,263,794	27,324,087
Dividends from The J.M. Smucker
Company common stock	-	3,017	7,912
Interest income	2,962	72,639	167,280

Net investment income	154,724,869	136,576,571	396,153,111

Net additions	305,520,623	278,543,460	530,152,750

DEDUCTIONS:
Benefits paid to participants	(141,393,977)	(212,106,718)	(266,144,763)
Reimbursement to The Procter & Gamble Company	-	-	(976,043)
Administrative fees	(31,009)	(44,604)	(50,545)

Net deductions	(141,424,986)	(212,151,322)	(267,171,351)

NET INCREASE PRIOR TO E*TRADE MIGRATION	164,095,637	66,392,138	262,981,399

Migration to E*Trade	(1,369,935,209)	-	-

NET INCREASE (DECREASE)	(1,205,839,572)	66,392,138	262,981,399
NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	1,311,245,176	1,244,853,038	981,871,639

End of year	$ 105,405,604	$ 1,311,245,176	$ 1,244,853,038

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2021 AND 2020, AND FOR THE YEARS ENDED JUNE 30, 2021, 2020, AND 2019

1.	DESCRIPTION OF THE PLAN
The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and their country’s Plan supplement for more complete information.
General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Bank of America Merrill Lynch serves as custodian of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan’s recordkeeper is the Company.
Plan management closed participant accounts that were not closed by the deferral period in accordance with previous the Plan Document. Per the previous Plan Document, the Plan may have applied the funds resulting from the account closures to defray a subsidiary’s obligation for administrative expenses (see Note 5). Under the new Plan Document dated August 11, 2020, there is no deferral period.  If a participant later notifies the subsidiary of his or her whereabouts and requests the payments due under the Plan, the cash value of the amounts so applied shall be paid to him or her, as of the sales date, denominated in the currency of the participant’s jurisdiction. During the years ended June 30, 2021, 2020 and 2019, 608, 886 and 1,650 participant accounts were closed for approximately 541, 25,941 and 69,345 shares of Company common stock and 0, 1 and 54 shares of the J.M. Smucker Company (“Smucker”) common stock, respectively. Funds of $69,282, $3,232,604 and $6,339,397 were deposited to a separate account and are held as cash during the years ended June 30, 2021, 2020 and 2019, respectively. During the years ended June 30, 2021, 2020 and 2019, $1,691,095, $4,797,609 and $4,075,602, respectively, were reclaimed by participants. During the year ended June 30, 2019, the Plan used deferred funds to reimburse the Company $976,043, for administrative expenses incurred by the Company.  The Plan did not reimburse the Company for any administrative expense incurred by the Company during the years ended June 30, 2021 and 2020.
Contributions — Participants may contribute up to 20% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants and/or Company may be permitted to contribute a lump sum payment as a “Special Additional Deposit.”
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of special additional deposits, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock, unless the participant elects to opt out.
The Plan’s investment in shares of Smucker common stock resulted from a 2002 transaction between the Company and Smucker.  As of June 30, 2020, the Plan no longer has any shares of Smucker common stock.
Vesting — Generally, participants are fully vested in all shares of common stock credited to their accounts under the Plan. In certain subsidiaries or countries, vesting provisions provide for vesting based on up to 30 years of continuous service for shares resulting from employer contributions.
Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty for a period of up to five years after the year in which the contributions are made.
E*Trade - During the year ended June 30, 2021, the Company began to move the administration of the Plan to E*Trade.  By country and plan, the majority of shares were transferred to E*Trade during the year and presented in the migration to E*Trade line in the Statements of Changes in Net Assets Available For Plan Benefits (9,712,914 shares valued at $1,284,665,195).  The shares remaining are expected to be transferred during the year ended June 30, 2022.  Once shares are transferred, they are no longer considered assets of the Plan.  However, participant and employer contributions ($61,912,400 and $23,357,614 subsequent to the initial transfer to E*Trade, respectively) are initially deposited into the Plan and included within the Plan’s financial statements.  Subsequently, they are automatically transferred to participants’ E*Trade accounts, and included in the migration to E*Trade line.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
During 2020, there was an outbreak of the novel corona virus (COVID 19), which impacted the financial markets and the global economy. COVID-19 has adversely affected, and may continue to adversely affect, the financial markets and the global economy. The related subsequent financial impact and duration cannot be reasonably estimated at this time.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash — Amounts shown as cash are either 1) uninvested funds held by the custodian that are to be invested daily in Company common stock or 2) the balance of account closures past deferral that are held in a separate cash account.
Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company and the subsidiaries as provided in the Plan Document. The Plan may reimburse the Company for certain administrative expenses (see Note 5). Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.
Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $538 and $650,380 at June 30, 2021, and 2020, respectively.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2021 and 2020.
Common Stocks — Valued at the closing price reported on the active market on which they are traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2021, 2020, and 2019, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2021 and 2020.
Assets Measured at Fair Value
at June 30, 2021, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 91,590,214	$ -	$ -	$ 91,590,214

Total investments	$ 91,590,214	$ -	$ -	$ 91,590,214

Assets Measured at Fair Value
at June 30, 2020, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock:
The Procter & Gamble
Company common stock	$ 1,282,473,743	$ -	$ -	$ 1,282,473,743

Total investments	$ 1,282,473,743	$ -	$ -	$ 1,282,473,743

4.	INVESTMENTS
The investments held by the Plan as of June 30, 2021, 2020, and 2019, and the related unrealized appreciation for the years ended June 30, 2021, 2020, and 2019, were as follows:
	2021	2020	2019

Number of shares	678,798	10,725,715	11,083,712

Cost	$ 50,849,017	$ 874,021,815	$ 841,360,773
Market value	91,590,214	1,282,473,743	1,215,340,461

Unrealized appreciation	$ 40,741,197	$ 408,451,928	$ 373,979,688

Increase (decrease) in unrealized
appreciation	$ (367,710,731)	$ 34,472,240	$ 303,886,046

The realized gain on sales of Company common stock for the years ended June 30, 2021, 2020, and 2019, was determined as follows:
	2021	2020	2019

Proceeds on sales of shares	$ 1,425,087,201	$ 210,720,218	$ 268,240,621
Cost	919,163,591	135,128,164	203,554,509

Realized gain	$ 505,923,610	$ 75,592,054	$ 64,686,112

The realized gain on sales of Smucker common stock for the years ended June 30, 2020 and 2019, was determined as follows:
	2020	2019

Proceeds on sales of shares	$ 254,449	$ 105,596
Cost	81,622	23,922

Realized gain	$ 172,827	$ 81,674

5.	RELATED-PARTY TRANSACTIONS
At June 30, 2021 and 2020, the Plan held 678,798 and 10,725,715 shares, respectively, of Company common stock with a cost basis of $50,849,017 and $874,021,815, respectively. During the years ended June 30, 2021, 2020, and 2019, the Company contributed $44,789,861, $41,963,005, and $39,681,985, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2021, 2020, and 2019, the Plan recorded dividend income from Company common stock of $16,509,028, $26,263,794, and $27,324,087, respectively.
During the years ended June 30, 2021, 2020, and 2019, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $138,212,879, $110,220,539, and $368,534,142, respectively.
During the year ended June 30, 2019, the Plan made distributions of funds to the Company of $976,043. This represents reimbursement of administrative expenses paid by the Company for the Plan using funds obtained from the closing of accounts past deferral process (see Note 1).  No such distribution of funds to the Company were made during the years ended June 30, 2021 and 2020.
6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan Document.
7.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares. The Plan is subject to routine audits by taxing jurisdictions at any time.
******

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2021.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  /s/ Kyle Scheidler
Kyle Scheidler
Group Manager

EXHIBIT INDEX

Exhibit No.

       23 Consent of Deloitte & Touche LLP